

September 8, 2009

<u>Via U.S. Mail</u>

James M. Piccone
President, Secretary and General Counsel
Resolute Energy Corporation
1675 Broadway, Suite 1950
Denver, Colorado 80202

> **Re:** **Resolute Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 8, 2009**
> **File Number 333-161076**

Dear Mr. Piccone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout

this letter to "you" or "your" refer to Resolute Energy Corporation or Hicks Acquisition Company I, Inc., depending on the context.

2.   Please respond in necessary detail to each portion of every comment that we issue. Provide us with clearly and precisely marked versions of (1) the amended disclosure and (2) each exhibit or other document that changes in response to staff comment. In your letter of response, provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

3.   When you restate the staff's comments, please be sure to do so precisely. For example, it appears that in your letter of response you recast prior comment 27.

4.   Fill in all blanks and update the disclosure to provide the latest available information. For example, file as exhibits the signed versions of exhibits 2.2, 4.3, and 4.4 if they are available, and provide the corresponding dates in the exhibit index.

Proxy Statement / Prospectus Cover Page

5.   We remind you of prior comments 10 and 13. Where you provide the board's recommendation, identify by name Mr. Hicks, and briefly identify the nature of his conflicts of interest.

6.   Also replace "Sponsor" with Mr. Hicks' name at every place such references appear throughout the document, including tabular disclosure, providing clarifying text as appropriate. In that regard, we note that footnote 8 at page 236 makes clear that he is the sole member of the general partner of HACI's sponsor. See generally Exchange Act Rule 13d-3.

7.   It appears more precise to refer to "Conflicts of Interest" rather than "Potential Conflicts of Interests." At a minimum, the referenced section should refer to "Conflicts of Interest and Potential Conflicts of Interest," etc. Refer to prior comment 19. Similarly, where board members have interests that differ from those which public security holders have, revise to eliminate the suggestion that they merely "may" have interests that "may" conflict. See generally comment 18 from our initial comment letter.

8.   We recognize that the HACI initial public offering involved units comprised of common stock and warrants, and we note that the units, common stock, and warrants all are listed separately on the NYSE Alternext US. But if a substantial

portion of those holding common stock are believed to also hold warrants, briefly make clear that there may be adverse tax consequences to holders of warrants (or "units") as a result of the warrant amendment even if the acquisition of shares of Resolute would otherwise be tax neutral to HACI stockholders. Add a cross reference to the more detailed disclosure that appears elsewhere, and ensure that any discussion of the impact on stockholders does not ignore the reality (if true) that a substantial portion of those holding HACI common stock also hold HACI warrants.

Questions and Answers, page 1

9.   We note your response to prior comment 12, including the revisions to the first bullet point on page 4. Provide further revised disclosure for each board member with conflicts to quantify the actual amount at issue. For example, for Mr. Hicks, quantify the aggregate potential financial impact on the value of his securities if the transaction does not occur. Also disclose clearly the aggregate amount at issue when all directors' interests are combined. In addition to values based on current market value, you also may discuss the amount at issue based on the purchase price of the various securities at issue.

Summary, page 14

Conditions to Completion of the Acquisition, page 17

10.   We note your responses to prior comments 17 and 24, as well as your response to original comment 22. Other than the Risk Factor mention at page 64, you appear to have removed any references to resolicitation. Revise to clarify how the information would be "provided to stockholders and warrantholders." Also disclose explicitly what will constitute the minimum "reasonable time" you reference, preferably in terms of a designated number of full business days.

11.   Although it is not listed as a condition, disclose your undertaking to recirculate and resolicit the vote in the event that there will be a material change to the tax consequences that you disclose. For example, it would appear to be a *per se* material change if counsel no longer is of the opinion that the acquisition will qualify as a 351(a) transaction and if HACI stockholders would therefore recognize gain or loss. Refer to prior comment 18.

12.   We note the revised disclosure in the sixth bullet point. Clarify how the default you discuss at page 51 is characterized for this purpose, as well as whether a waiver would be necessary in light of the default.

Opinion of Stephens, page 106

13.   We refer you to prior comment 34. Although we cited the third paragraph of this section, it appears that you responded with regard to the fourth paragraph. We reissue that portion of the comment, as well as the portion of the comment that cited the opinion as being "addressed to the board of directors" in the fourth paragraph.

14.   We note the new parenthetical disclosure at page 113, "other than HACI Common Stock," and we refer you to comment 8 of this letter. If, as appears to be the case, the opinion addresses the fairness to HACI and its stockholders, but excludes an opinion regarding the fairness to HACI warrantholders, revise the fourth paragraph to state this explicitly in the same bold face type. In that case, also provide an explanation in the "HACI's Board of Director's Reasons" discussion as to why the board did not request that the advisor render a fairness opinion with regard to the public holders of HACI warrants or HACI units. Conversely, if in all such cases, the intention is to include holders of warrants and units within the group referred to as "stockholders," revise to make this clear.

Material U.S. Federal Income Tax Consequences, page 258

Tax Consequences of the Merger, page 259

15.   Revise the first paragraph to make clear that the balance of the discussion flows from the Section 351 opinion counsel is rendering, rather than suggesting that it "assumes" Section 351 treatment. In that regard, see comment 27 from our initial comment letter.

16.   With regard to the discussion of "Combination Holders" and the tax treatment of units, we direct you to comment 8 from this letter. Clarify whether most holders likely are "combination holders" for purposes of the opinion.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Ronald R. Levine, II
        (303) 892-7400